99.27

CONSENT OF KEN MAJOR

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Sections 13, Mineral Processing and Metallurgical Testing, and 17, Recovery Methods, of the NI-43-101 Technical Report used as a basis for the mineral resource calculations for the Kemess Underground Project;

2. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Kemess Underground Project and the properties described therein.

By: Kenneth W Major, P. Eng.
Title: President
Company: KWM Consulting Inc.

Date: March 28, 2012